October 14, 2026

VIA EDGAR Transmission

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:       Sphere Trust (the “Trust”)

Request for Withdrawal of Registration Statement on Form N-1A

Files Nos. 333-299438; 811-24229

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the Trust’s registration statement on Form N-1A (File No. 333-299438; 811-24229) (the “Registration Statement”), which was filed on October 13, 2026 (Accession No. 0001580642-26-006874) in connection with the initial registration of the Trust.

The Trust is withdrawing the Registration Statement because it was filed on EDGAR without the applicable delaying amendment disclosure on the facing page of the Registration Statement. The Trust will subsequently file a new registration statement on Form N-1A including the applicable disclosure.

The Registration Statement has not yet been declared effective, and no securities have been sold in connection with the offering described in the Registration Statement. The Trust believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact Rachael Schwartz at (212) 660-3069 or rschwartz@sullivanlaw.com

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for Sullivan & Worcester LLP